Exhibit 99.1

GFL Environmental Inc. Sets Date for Q2 2025 Earnings Release

VAUGHAN, ON, June 25, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it will release its 2025 second quarter financial results after the market closes on Wednesday July 30, 2025 and will host an investor conference call related to this release on Thursday July 31, 2025 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 117324) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=3250489d&confId=84171. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com